TOUGHBUILT INDUSTIES, INC.

25371 Commercentre Drive, Suite 200

Lake Forest, CA 92630

(949) 528-3100

December 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. (the “Company”)
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-251185

Ladies and Gentlemen:

We respectfully request that the Company’s request for acceleration regarding the above-captioned registration statement submitted to the Staff on December 15, 2020 be withdrawn.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer